February 12, 2014

Patrick Gilmore

Accounting Branch Chief

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington DC 20549-2001

Re:	MICROS Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed August 22, 2013

File No. 000-09993

Dear Mr. Gilmore:

We are providing this letter in response to the comments of the Staff contained in your letter to Cynthia A. Russo dated January 13, 2014. Set forth below are the Staff’s comments and our corresponding responses.

Form 10K for the Fiscal Year Ended June 30, 2013:

Note 16. Segment Information, page 78

1.	We note that you aggregated your three international operating segments, EAME (Europe, Africa and Middle East), the Pacific Rim, and Latin America, into one reportable segment, International, as the three international operating segments share many similar economic characteristics. We further note that you provide differing revenue growth/decline rates for your geographic regions in your Q4 FY2013 and Q1 FY2014 earnings conference calls, please refer to ASC 280-10-50-11 and provide us with the following information with respect to your International reportable segment:
•	Provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services for your operating segments are similar, highlighting any significant differences in product/service mix;
•	Quantify the financial performance, revenues and profitability as internally measured/reviewed, for each operating segment for the last five years;
•	Describe how you considered the future financial performance of each of your operating segments when concluding that the economic characteristics of those segments are similar. As part of your response, tell us how you have concluded that your EAME operating segment unit is expected to have essentially the same future prospects as your other operating segment in view of the continuing economic challenges in Europe as disclosed on page 21 of Form 10-K. See ASC 280-10-55-7A-7C; and
•	Quantify and describe the relationship and trends between drivers of economic performance, including sales growth and margins, for your operating segments.

CONFIDENTIAL TREATMENT REQUESTED

BY MICROS SYSTEMS, INC.

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Response to Comment No. 1.

The Company manages its business by geographical region and accordingly currently has four operating segments defined by geographical regions: US/Canada, EAME, AsiaPacific, and Latin America.

The Company has considered the guidance within ASC 280-10-50-11 with regard to aggregating its three international operating segments.

ASC 280-10-50-11 provides that “[t]wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas” …:

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;
d.	The methods used to distribute their products or provide their services; and
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The standard also states that operating segments with similar economic characteristics often exhibit similar long-term financial performance. In addition to assessing long-term performance based on historical indicators, paragraph ASC 280-10-55-7A states that the similarity of the economic characteristics should also be evaluated based on future prospects.

The Company has evaluated the economic characteristics and aggregation criteria under ASC 280-10-55-11 with respect to its three international operating segments and has concluded that the three international operating segments should be aggregated into a single reportable segment, International, for the following reasons:

Similarity in Defined Characteristics

•	The nature of their products and services – all three international operating segments provide substantially the same products and services to their respective customers. None of our international segments offers hardware, software, or services that are significantly different from those offered by any of the other operating segments.

•	The nature of their production processes – this is not applicable as the Company does not engage in any significant manufacturing of products.

•	The type or class of customer for their products and services – all three international segments sell to the same types of hotel, food and beverage and retail customers (sometimes referred to as industry verticals). None of the Company’s segments has significant activity with customers outside the hotel, food and beverage, or retail industries. In addition to serving local markets with the products and services described above, a significant portion of the segments’ customer base includes international multi-site chains with locations in several or all of our international segments. These include, for example Yum! Brands, Starbucks Corporation, InterContinental Hotels Group, Marriott International Inc., Hilton Hotels Worldwide, Hyatt Hotels Corporation and J.Crew Group, Inc. For these global customers, their various locations need to be provided with substantially the same products and services across all their various international locations.

CONFIDENTIAL TREATMENT REQUESTED

BY MICROS SYSTEMS, INC.

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•	The methods used to distribute their products and provide their services – all three international segments utilize the same method to distribute their products and services. Hardware products are typically either shipped directly to the end user using a common carrier or sold to end users through our authorized independent dealers and distributors. Software products are typically delivered via downloading of software codes, or distributed through our authorized independent dealers and distributors. Services are provided directly to customers, usually from in-country or regional service centers, or by our authorized independent dealers and distributors. With respect to hosting services, each segment maintains at least one and in some cases multiple hosting centers to serve customer sites in that region.

•	The nature of the regulatory environment, for example, banking, insurance, or public utilities – this factor is not applicable to the Company as the Company does not operate in highly regulated industries. The Company is subject to applicable local law wherever it does business.

It should also be noted that because each of the three international segments must conduct business in multiple currencies (both with respect to purchases made for resale or for internal use within the region, and with respect to sales to customers within the region), all three share comparable foreign currency exchange risks and management requirements.

Similarity in Economic Characteristics

CONFIDENTIAL TREATMENT REQUESTED BY MICROS SYSTEMS, INC. FOR THE PORTION OF THIS RESPONSE INDICATED BY “[***]”

ASC 280-10-50-11 states that, to the extent segments have similar economic characteristics, they should have, among other things, similar (e.g. within a 5% range) long-term average gross margins. Consistent with the Staff’s comment, the Company performs a quantitative assessment of historical and future gross margins each year by reviewing the past five years of gross margins for each of our international operating segments, and calculates the five year averages. The results of the most recent analysis are set forth in the following table:

 [***]

These results were consistent with the Company’s forecasts at the beginning of each fiscal year during the relevant period, and the Company’s current short term forecasts for fiscal 2014 for each region are consistent with historical similarity.

The Company also expects the long term future economic characteristics for the three international segments to be similar because the Company currently has no plans to change the business model for its international segments. While short term differences in economic characteristics may occur due to factors such as regional economic conditions (such as the economic challenges in Europe that have affected the EAME operating segment) or foreign currency exchange fluctuations, the Company does not believe, based on management’s current forecasts, that these types of matters will, over the longer term, affect the essential similarities of the operating segments.

CONFIDENTIAL TREATMENT REQUESTED

BY MICROS SYSTEMS, INC.

3

With respect to EAME, the Company believes that the disclosed economic challenges have affected short term gross margins; however, as demonstrated by the table above, these conditions, which have been in effect during the five year period covered by the table, have not so affected the EAME segment as to indicate that long term economic characteristics are materially different from those of the other international operating segments. In this regard, the gross margin performance of each of the international operating segments, including EAME, was consistent with the gross margin performance of the others and with their respective five year historical average. Management’s forecasts for fiscal 2014 do not anticipate that economic conditions in EAME will cause gross margins in EAME to be dissimilar, and the operating results during the first six months of fiscal 2014, as well as several published macroeconomic indicators specific to the Eurozone, including the IMF Economic Outlook (Jan 2014) and the Wells Fargo Monthly Outlook (Jan 2014), support management’s analysis in this regard.

Aggregation is Consistent with the Objective and Basic Principles of the Subtopic

The objective and basic principle of the subtopic are to provide information about the different types of business activities in which the Company engages and the different economic environments in which it operates to help users of financial statements better understand the Company’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the Company as a whole. Our aggregation of the three international operating segments is consistent with this purpose because in all meaningful respects, the kinds of unique differences between the three segments that warrant separate reporting do not exist in the long term. Minor and short-term factors in one region do not alter the basic conclusion, reached for the reasons described above, that the regions are substantially similar as to the products and services offered, the customers to whom the products and services are offered, the means of distribution, as well as the historical and projected future economic characteristics of each segment.

In summary, we believe that the three international operating segments are appropriately aggregated into a single reportable segment consistent with the objective and basic principles of ASC 280. We believe that each of the Company’s international segments are sufficiently similar that disaggregation would not help the users of the Company’s financial statements better understand the Company’s performance or better assess prospects for future cash flows or make more informed judgments about the Company as a whole.

2.	We note that you provide revenue information in your earnings conference calls and investor presentations related to your three industry verticals. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units as it relates to your industry vertical markets:
•	Describe for us the company’s internal management reporting process, including organization and reporting structure;
•	Identify any segment managers
•	Describe how resources are allocated and performance is evaluated throughout your organization and for the vertical market focus areas; and
•	Describe for us the internal management reports, including the level of detail of financial information gathered and reviewed for your different vertical markets.

CONFIDENTIAL TREATMENT REQUESTED

BY MICROS SYSTEMS, INC.

4

Response to Comment No. 2.

As noted in its periodic filings, the Company is organized and operates in four operating segments, which correspond to the four geographic regions in which the Company operates. The Company and, in particular, the Company’s Chief Executive Officer, who is also the Company’s Chief Operating Decision Maker (“CODM”), evaluates the Company’s performance. The Company has a senior person (“Regional Executive”) assigned to a specific geographic region, and each of these Regional Executives maintains regular contact with, and has direct profit and loss reporting responsibility to the CODM for their respective region. The Regional Executives are held accountable for and compensated based on their region’s operating results. By contrast, the Company’s organizational structure does not include any individual (i.e. segment manager or otherwise) who is a direct report to the CODM who has profit and loss responsibility based on industry verticals.

In addition to evaluating the organization and management structure, the Company also considers any discrete financial information that is available to, and reviewed by, the CODM on a regular basis, which is consistent with the Company’s operating segments. While the Company does maintain high-level and select revenue information by industry vertical, the Company does not maintain profit and loss information, or total asset information, separated out for the three industry verticals.

In this regard, the Company notes that references to industry verticals in its earnings conference calls are limited to revenues and are clearly ancillary to the far more detailed financial information provided with respect to the Company and its operating segments.

Based upon, among other things, the considerations set forth above, and ASC 280-10-50, we believe that the four operating segments, based on geography, have been correctly determined.

MICROS Systems, Inc. acknowledges the following with regard to the Form 10-K for the fiscal year ended June 30, 2013:

•	MICROS Systems, Inc. is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the fiscal year ended June 30, 2013 (the “Filing”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	MICROS Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please feel free to contact me at 443-285-8045.

Sincerely,

/s/ Cynthia A. Russo

Cynthia A. Russo

Executive Vice President and

Chief Financial Officer,

MICROS Systems, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY MICROS SYSTEMS, INC.

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